FORM 4

[ ]  Check this box if no longer
     subject to Section 16.  Form 4
     or Form 5 obligations may
     continue. See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
         of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Buchsbaum          Maurice
     (Last)             (First)        (Middle)

     c/o Signature Eyewear, Inc., 498 North Oak Street
                         (Street)

     Inglewood              CA          90301
     (City)               (State)       (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Signature Eyewear, Inc. (Nasdaq Symbol "SEYE")

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:  October 1998

5.   If Amendment, Date of Original(Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [x] Director
     [ ] 10% Owner
     [ ] Officer (give title below)
     [ ] Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person
     [ ] Form filed by more than one Reporting Person



                           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security   2. Trans-  3. Transaction  4. Securities Acquired (A)  5. Amount of       6. Ownership    7. Nature of
    (Instr. 3)             action     Code            or Disposed of (D)          Securities         Form;           Indirect
                           Date       (Instr. 8)                                  Beneficially       Direct (D)      Beneficial
                                                      (Instr. 3, 4 and 5)         Owned at End       or Indirect     Ownership
                           (Month/                                                of Month           (I)
                            Day/                              (A) or                                                 (Instr. 4)
                            Year)      Code    V       Amount (D)      Price      (Instr. 3 and 4)   (Instr. 4)

Common Stock                10/07/98     P             2,000   A       $4.125
Common Stock                                                                           2,000              D




If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                       (Over)

                                         (Print or Type Responses)

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FORM 4 (CONTINUED)


                             TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.Title     2.Conver-   3.Trans-   4.Trans-   5.No. of   6.Date Exer-  7.Title and  8.Price     9.No. of   10.Owner-   11.Nature
  of          sion or     action     action     Deriv-     cisable       Amt. of      of          Deriv-      ship        of In-
  Deri-       Exercise    Date       Code       ative      and           Underly-     Deri-       ative       Form of     direct
  vative      Price of    (Month/    (Instr.8)  Securi-    Expiration    ing Secur-   vative      Securi-     Deri-       Benefi-
  Security    Deriva-     Day/                  ties       Date (Month/  ities        Security    ties        vative      cial
  (Instr.3)   tive        Year)                 Acquired   Day/Year)     (Instr.3     (Instr.5)   Benefi-     Security:   Owner-
              Security                          (A) or                   and 4)                   cially      Direct(D)   ship
                                                Disposed                                          Owned       or Indi-    (Instr.
                                                of (D)                                            at End      rect(I)     4)
                                                (Instr.3,                                         of Month    (Instr.4)
                                                4, and 5)                                         (Instr.4)

                                    Code   V    (A)  (D)  Date   Expira- Title  Amt or
                                                          Exer-  tion           No. of
                                                          cis-   Date           Shares
                                                          able

Warrant                                                                  Common
(Right to Buy) $12.00                                    9/11/98 9/11/07  Stock 18,500  $18.50    18,500          D



Explanation of Responses:


    **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.



/s/ Maurice Buchsbaum                          10/15/98
----------------------------                  ----------
  **Signature of Reporting                       Date



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